UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

The Clorox Company 401(k) Plan

Financial Statements and Supplemental Information

As of December 31, 2016 and 2015
and for the Plan year ended December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Clorox Company 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(a) – Schedule of Delinquent participant Contributions and Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
San Francisco, California
June 27, 2017

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value	$1,311,717,909	$1,235,327,697
Receivables:
Notes receivable from participants	21,690,549	28,464,839
Employer's contributions	27,890,028	27,010,133
Due from brokers for securities sold	–	84,039
Total receivables	49,580,577	55,559,011

Net assets available for benefits	$1,361,298,486	$1,290,886,708

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Plan Year Ended December 31, 2016

Additions to (deductions from) net assets attributable to:
Investment and other income:
Interest income and dividends	$18,207,007
Net appreciation in fair value of investments	62,357,775
Total investment and other income	80,564,782

Contributions:
Employer	43,982,685
Participants	47,220,923
Rollovers	3,276,787
Total contributions	94,480,395

Benefits paid to participants	(103,330,219)
Administrative expenses	(1,303,180)

Net increase	70,411,778

Net assets available for benefits:
Beginning of year	1,290,886,708
End of year	$1,361,298,486

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the “Company”) and its affiliated companies that have adopted the Plan (“Participating Company”). The following employees are not covered by the Plan: (i) leased employees (contractors), (ii) nonresident aliens with no United States of America source of income, (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement, (iv) employees sent to a Participating Company by an international subsidiary to participate in a training or development program sponsored by the Participating Company with the understanding that they will be sent to an international subsidiary after completing the program, and (v) employees who are residents of Puerto Rico or who perform services for a Participating Company primarily in Puerto Rico and are participants of The Clorox Company Employee Retirement Investment Plan for Puerto Rico. Participants are eligible to participate on the first day of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company maintains a non-leveraged employee stock ownership plan (the “ESOP”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”). The ESOP is maintained as part of the Plan and is designed to invest in the Company’s common stock. If elected, participants can receive dividends paid directly to them in cash. No participant shall be permitted to direct more than 5% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant’s account invested in the ESOP fund would exceed 5% of his or her account balance immediately after such transfer or exchange. From January 1, 2007 up to December 31, 2012, the limit was 10%. Prior to January 1, 2007, there was no account limit implemented; as such there are certain participants whose investment in the ESOP fund exceeds 5% of their total account balance.

The Employee Benefits Committee (the “Committee”) administers the Plan. Mercer Trust Company (“Mercer”) was the trustee, custodian and recordkeeper of the Plan through December 31, 2016. Effective January 1, 2017, The Vanguard Fiduciary Trust Company and Vanguard Group, Inc. (“Vanguard”) became the trustee and recordkeeper, respectively.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Salary Deferral Contributions

The Plan allows for automatic enrollment for newly eligible participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution. The Plan also implements an automatic annual contribution rate increase until a set contribution rate is reached unless another annual percentage is elected or the automatic election is declined by the eligible participant.

	Participants Covered by a	Participants Not Covered by a
	Collective Bargaining	Collective Bargaining
	Agreement (Excluding	Agreement & Kingsford
	Kingsford Participants)	Participants
Automatic enrollment rate	5%	6%
Contribution rate below which will trigger annual increase	10%	20%
Annual increase in contribution rate if triggered	1%	2%

Kingsford Participants are certain hourly employees at the Burnside, Kentucky location of the Kingsford Manufacturing Company covered by a collective bargaining agreement.

Participants may contribute from 1% to 50% (25% for participants covered by a collective bargaining agreement, excluding Kingsford Participants, who may contribute up to 50% effective January 1, 2016) of their covered compensation, on a pre-tax and after-tax basis, as defined in the Plan. Participants not covered by a collective bargaining agreement and Kingsford Participants, effective January 1, 2016, also have the option to contribute on a Roth basis. The combined pre-tax, after-tax and Roth contributions cannot exceed the 50% and 25% limit, as applicable. Generally, covered compensation consists of regular pay plus most bonuses, overtime and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker’s Compensation pay. Participant contributions are subject to limits specified under the Code.

Matching Contributions

Employees not covered by a collective bargaining agreement, can receive a matching contribution of 100% of salary deferral contributions, including pre-tax, after-tax and Roth, up to a maximum of 4% of covered compensation.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants covered by a collective bargaining agreement can receive a Company match of 100% of eligible participants’ pre-tax and after-tax contributions, up to a maximum of $1,000 per participant per Plan year. Effective during 2015, the Company match maximum contribution was increased for Kingsford Participants to 100% of salary deferral contributions, including pre-tax, after-tax and Roth contributions up to a maximum amount of $1,200 for those whose last date of hire was prior to January 1, 2005 and up to 3% of eligible compensation for those whose last date of hire is on or after January 1, 2005.

Participants are eligible for the Company matching contribution after completing one year of service. Matching contributions are funded each pay period and are fully vested immediately.

Non-elective Employer Contributions

Eligible participants not covered by a collective bargaining agreement, and effective February 1, 2015, any Kingsford Participant whose last date of hire is on or after January 1, 2005, are also eligible for a non-elective employer contribution. To receive a non-elective employer contribution for a particular Plan year, a participant must have completed at least one year of service prior to December 31 of the Plan year. A participant must also have been an eligible employee sometime during the Plan year and have been employed with the Company on December 31 of the Plan year or have separated from service during the Plan year due to death or disability resulting in being certified as disabled, attainment of age 60 (age 62 for anyone who first becomes a Participant after June 30, 2011) or attainment of age 55 and 10 years of service.

The non-elective employer contribution is equal to 6% of eligible compensation or 2.5% of eligible compensation for eligible Kingsford Participants during the Plan year. The non-elective employer contributions are funded during the quarter subsequent to the Plan year end. See “Vesting” section for more information.

Rollover Contributions

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Subject to Committee discretion, participants may also rollover outstanding loans under a plan sponsored by an entity that was acquired by or merged with the Company.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in mutual funds, common collective trust funds, and the Company’s common stock. Participants are also allowed to direct their contributions to TD Ameritrade, a self-directed brokerage account which permits investments in additional mutual funds, common stocks, and other investment products. Effective January 1, 2017 with the transition to Vanguard, the self-directed brokerage account transferred from TD Ameritrade to Vanguard.

Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contribution and allocations of: (a) Company contributions and (b) Plan earnings. Allocations are based on participants’ eligible compensation for the employer match and non-elective employer contribution and investment balances for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants’ nonvested accounts may be used to pay the Plan’s expenses, to reduce the Company’s contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at December 31, 2016 and 2015 are $948,600 and $780,979, respectively. Subsequent to year end, the Company used $1,053,191 and $752,843 of forfeitures to reduce the non-elective employer contribution for the Plan year ended December 31, 2016 and 2015, respectively.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The non-elective employer contribution, will vest in varying rates over a period of 5 years as follows:

Non-elective Employer
Years of Service	Contribution
1	0%
2	20%
3	40%
4	70%
5	100%

Participants become immediately vested in the non-elective employer contributions upon reaching age 60 (age 62 for anyone who first becomes a Participant after June 30, 2011 and who attained age 62 by December 31, 2016) while employed by the Company, at death, or upon permanent disability.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to 5 years, or up to 15 years if loan proceeds are used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions or directly to the custodian by the participant.

Payment of Benefits

The Plan allows for lump-sum and partial distributions of the vested value of a participant’s account at death, upon permanent disability, or upon termination of employment. Hardship and other in-service withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays substantially all administrative expenses except for certain investment fees and loan fees, which are deducted from the affected participant’s account. Quarterly recordkeeping fees are also deducted from participants’ accounts effective March 2014.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Risk and Uncertainties

The Plan provides for various participant directed investment options in mutual funds, common stocks, common collective trust funds, and a self-directed brokerage account. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, the statement of changes in net assets available for benefits, and participant account balances.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Payment of Benefits

Benefits paid to participants are recognized upon payment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset’s or liability’s classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following categories:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.
Level 2 –	Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 –	Unobservable inputs reflecting management’s own assumptions.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices of shares held by the Plan at year-end.

Company’s common stock (and other common stocks as part of self-directed brokerage account): Valued at the last reported quoted market sales price at year-end.

Interest bearing accounts (part of self-directed brokerage account): Valued at cost plus accrued interest, which approximates fair value, at year-end.

Common collective trust funds: Valued using the market approach at a net asset value per share (“NAV” as a practical expedient) determined by the portfolio’s sponsor based on the fair value of underlying investments held by the fund on the last business day of the Plan year. These are not classified in the fair value hierarchy table. The fair values are included in the table to allow reconciliation of the fair value hierarchy to the fair value of investments per the statement of net assets available for benefits.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Total
Mutual funds	$568,306,297	$-	$568,306,297
Company's common stock	100,866,145	-	100,866,145
Self directed brokerage account	17,506,904	-	17,506,904
Total assets in the fair value hierarchy	$686,679,346	$-	686,679,346
Common collective trust funds measured at NAV			625,038,563
Investments at fair value			$1,311,717,909

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Mutual funds	$527,181,919	$-	$527,181,919
Company's common stock	117,602,711	-	117,602,711
Self directed brokerage account	18,602,587	-	18,602,587
Total assets in the fair value hierarchy	$663,387,217	$-	663,387,217
Common collective trust funds measured at NAV			571,940,480
Investments at fair value			$1,235,327,697

The common collective trust funds measured at NAV above may impose, in its sole discretion, a prior notice period of up to 12 months for Plan initiated withdrawal of assets. They may also require that within 90 days from withdrawal from the fund, money from the fund cannot be invested directly into a competing fund, such as a money market fund.

The Clorox Company 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated March 8, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan’s management believes that the Plan is being operated in accordance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s operations in compliance with the Code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

5. Party-in-Interest Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the Plan year ended December 31, 2016, the Plan purchased or received approximately $5,149,772 and sold or distributed approximately $16,101,503 of the Company’s common stock.

6. Subsequent Event

Certain provisions in the Plan were amended effective 2017 to reflect the Vanguard transition, including but not limited to, the definition of compensation, distributions and withdrawals, vesting provision, loans, investments and spousal and beneficiary rights.

Supplemental Information

The Clorox Company 401(k) Plan
EIN: 31-0595760 Plan: 001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2016

Participant contributions transferred late to Plan	Totals that constitute nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
4,233	4,233

The Clorox Company 401(k) Plan
EIN: 31-0595760 Plan: 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

	(b)	(c)	(e)
	Identity of Issue, Borrower,
		Description of Investment, Including
		Maturity Date, Rate of Interest,
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value
	Eaton Vance Atlanta Capital SMID Cap R6 Fund	Mutual fund	$126,943,183
	Vanguard Institutional Index Fund	Mutual fund	136,560,907
	Vanguard Institutional Total Bond Market Index Fund	Mutual fund	90,375,042
	Vanguard Institutional Total International Stock Index	Mutual fund	63,522,404
	Vanguard Institutional Mid-Cap Index Fund	Mutual fund	62,686,491
	MFS Institutional International Equity Fund	Mutual fund	43,814,688
	Vanguard Small Cap Index Fund	Mutual fund	28,239,113
	Metropolitan West Total Return Bond Fund	Mutual fund	16,164,469
			568,306,297

	T. Rowe Price Growth Stock Trust Class B	Common collective trust fund	99,483,429
	Wells Fargo Stable Return Fund W	Common collective trust fund	97,923,687
	Boston Partners Large Cap Value Equity Trust B	Common collective trust fund	15,106,486
	Vanguard Target Retirement Income Trust II	Common collective trust fund	6,999,401
	Vanguard Target Retirement 2010 Trust II	Common collective trust fund	3,649,198
	Vanguard Target Retirement 2015 Trust II	Common collective trust fund	24,800,511
	Vanguard Target Retirement 2020 Trust II	Common collective trust fund	39,230,998
	Vanguard Target Retirement 2025 Trust II	Common collective trust fund	94,431,488
	Vanguard Target Retirement 2030 Trust II	Common collective trust fund	35,615,987
	Vanguard Target Retirement 2035 Trust II	Common collective trust fund	93,366,155
	Vanguard Target Retirement 2040 Trust II	Common collective trust fund	24,299,933
	Vanguard Target Retirement 2045 Trust II	Common collective trust fund	68,989,229
	Vanguard Target Retirement 2050 Trust II	Common collective trust fund	11,283,344
	Vanguard Target Retirement 2055 Trust II	Common collective trust fund	9,164,522
	Vanguard Target Retirement 2060 Trust II	Common collective trust fund	694,195
			625,038,563

*	The Clorox Company Common Stock	Common stock	100,866,145

	TD Ameritrade Investments	Self-directed brokerage account	17,506,904

*	Participant loans	Interest rates ranging from 4.25% to 9.50%	21,690,549

	Total investments		$1,333,408,458

*	Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT
PLAN)

Date:	June 27, 2017	/s/ Laura Stein
Laura Stein
Executive Vice President – General Counsel
and Corporate Affairs

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Moss Adams LLP